LAW OFFICES OF
GARY L. BLUM
3278 WILSHIRE BOULEVARD
SUITE 603
LOS ANGELES, CALIFORNIA 90010

GARY L. BLUM          TELEPHONE: (213) 381-7450
EMAIL: gblum@gblumlaw.com           FACSIMILE: (213) 384-1035

November 29, 2011

Ms. Maryse Mills-Apenteng
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, DC 20549

Re:           Coroware, Inc.
Response to comment letter dated November 22, 2011
Preliminary Information Statement on Schedule 14C
Filed November 16, 2011
File No. 000-33231

Dear Ms. Mills-Apenteng:

Enclosed is the Preliminary Information Statement on Schedule 14C, Amendment No.1. The changes are made in response to the above comment letter dated November 22, 2011. The paragraph numbers below correspond to the numbered comments in your comment letter.

General

1.
Page 3: We have added the following sentences: “The increase in the number of authorized shares of Common Stock is not intended to have an anti-takeover effect. However, future issuances of Common Stock would have the effect of diluting the voting rights of existing holders of such stock.”

Page 6: We also added the following paragraph under the section entitled “PURPOSE AND EFFECT OF PAR CHANGE”: “The reduction in par value is not being done for the purpose of impeding any takeover attempt.  Nevertheless, the power of the Board of Directors to provide for the issuance of shares of common stock at a price as low as $0.0001 per share without shareholder approval has potential utility as a device to discourage or impede a takeover of the Company.  In the event that a non-negotiated takeover were attempted, the private placement of stock into "friendly" hands, for example, could make the Company unattractive to the party seeking control of the Company.  This would have a detrimental effect on the interests of any stockholder who wanted to tender his or her shares to the party seeking control or who would favor a change in control.”

2.
Last Page: We have added as an Appendix A a form of the proposed amendment to Article Fourth of the Articles of Incorporation, indicating the change of par value of the common stock to $.0001 and the increase in authorized shares of common stock to three billion.

We confirm that Coroware, Inc. will include copies of the amendments to its Articles of Incorporation as exhibits to its Form 10-K for the fiscal year ended December 31, 2011.

Increase in the Number of Authorized Shares of Common Stock, page 5

3.	Page 3: We have deleted the phrase "to eliminate legacy convertible debt." insofar as the company has no current plans to use the increased number of authorized shares for this purpose.

4.
Page 5: We have no binding agreements with respect any financings that might result in the issuance of additional shares. We have revised the sentence that previously said that the company “is actively pursuing financings which may result in the issuance of additional shares” to indicate that the company has no such plans, proposals or arrangements, written or otherwise, at this time to issue any of the newly available authorized shares of common stock.

Change of Par Value of Common Stock, page 6

5.	Page 6: We have resolved the inconsistency by deleting the sentence indicating that the change in par value “should have no effect on the market price of the company’s common stock”.

Page 6: We have also added in the same section the following paragraph to explain the main reason for reducing the par value: “A major reason the Board and the majority shareholders approved the amendment is to comply with the Company's agreements with the holders of its convertible debt.  The convertible debt instruments that have been issued by the Company require that the Company have shares available for issuance upon exercise of the holders' conversion rights.  Much of the outstanding convertible debt provides for conversion at prices that are a discount to the market price at the time of conversion.  However, the Company's common stock is currently trading at a price that is below par value, and Delaware law does not permit the Company to issue stock at a price less than par value.  The Company, therefore, is incurring penalties by reason of its inability to issue stock at the conversion prices specified in the convertible debt instruments.  The reduction in par value is necessary to alleviate this problem.”

Security Ownership of Certain Beneficial Owners and Management

6.
Page 6: We have modified the beneficial ownership table to include persons holding more than five percent of both our common stock and Series D Preferred Stock; and we have made modifications to the text preceding the table to clarify that the table includes such persons holding more than five percent of both our common stock and Series D Preferred Stock.

Also, as requested, accompanying this response is a written statement from Coroware, Inc. containing express acknowledgments as requested in your comment letter. As well, a red-lined copy of the revised Preliminary Information Statement as filed today is included.

We believe the foregoing changes have adequately addressed the Commission’s comments. If you have any question or require anything further, please feel free to call me at 213-381-7450.

Sincerely yours,

Law Offices of Gary L. Blum,

cc: L. Spencer